June 23, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Peraso Inc.

Registration Statement on Form S-1
Filed June 16, 2023
File No. 333-272729

Acceleration Request
Requested Date: Tuesday, June 27, 2023
Requested Time: 5:00 p.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (File No. 333-272729) (the “Registration Statement”) to become effective on Tuesday, June 27, 2023 at 5:00 p.m. Eastern Time, or as soon thereafter as possible, or at such later time as the Registrant or its outside counsel, Mitchell Silberberg & Knupp LLP, may orally request via telephone call to the staff. This acceleration request supersedes and replaces any and all prior acceleration requests filed with regard to the Registration Statement.

Once the Registration Statement has been declared effective, please orally confirm that event with our outside counsel by calling Blake Baron at (917) 546-7709.

Very truly yours,

Peraso Inc.

By:	/s/ James Sullivan
James Sullivan
Chief Financial Officer

Peraso Inc. – 2309 Bering Dr., San Jose, CA 95131 – Tel: 408.418.7500 – www.perasoinc.com